Exhibit 4.95
[Translated from the original Chinese version]
LEASE AGREEMENT
Party A (Lessor): Shifeng Li
Party B (Lessee): Fortune Software (Beijing) Co., Ltd.
Article 1. House and Area
Party A agrees to lease the unites located at 703, 705, 707 of Section 3 of Tongtai Mansion No. 33 Finance Street, Xicheng District, Beijing (“House”) in a total area of 450 square meters to Party B.
Article 2. Usage of House
Party B can only use the House as office or for other purposes agreed upon by the parties. During the term of lease, Party B should not change the usage of the House unless it has obtained the consent of Party A.
Article 3. Term of Lease
The term of lease under this contract is six months, commencing from May 26, 2008 and ending on November 25, 3008.
Article 4. Rental
The rental rate applicable to this contract shall be RMB200 per square meter per month, and the monthly rental shall be RMB 90,000. The rental shall be paid on monthly basis. An amount equal to two months’ rental shall be paid as deposit under this contract. Party B shall pay Party A the first month’s rental (RMB90,000) together with the deposit in an amount equal to two months’ rental (RMB180,000) on the second day after this contract has been signed. The rental for the following months shall be paid on the 21th day of each month (if the pay day falls on a weekend or public holiday, the relevant payment can be made on the next business day following such weekend or holiday). An overdue fine in an amount equal to 5‰ of the overdue amount shall be charged for each day of delay in payment of rental. Party A shall issue formal receipt to Party B within 3 business days after Party B has remitted the rental to Party A’s account. The property management fee under this contract shall be charged at a rate of RMB 24.5 per square meter per month, and the monthly property management fee shall be RMB11,025, which is payable to the property management company of Tongtai Mansion. The property management fee shall be charged from May 26, 2008. During the term of this contract, Party A is prohibited from adjusting the rental for any reason.
Article 5. Renewal

To renew this contract, Party B should give Party A one month’s written notice. After Party A has given its consent to the renewal proposal, the parties shall enter into a new lease contract. Party A shall have the right of first refusal to lease the House. Upon the expiry of this contract, if Party B does not move out of the House within three days, Party A shall have the right to seal up the House.
Article 6. Termination
The parties cannot terminate this contract within its term unless there is a force majeure event or a situation that constitutes a cause for termination provided hereof. If Party A unilaterally terminates this contract before its expiration, it should return the rental paid in advance and the deposit to Party B, and it should also pay an amount equal to the deposit to Party B as compensation. If Party B unilaterally terminates this contract before its expiration, it shall lose the right to claim return of the deposit.
Article 7. Obligations of the Parties
Party A represents that it is the owner of the House or has the right to lease the House to Party B. Party A shall hold Party B harmless from and against any claim or damage arising for the reason that Party A does not have the right to lease the House.
Party A should deliver the House to Party B on the date of this contract.
If any equipment or facility within the House is damaged or lost due to the reasons of Party B (or the guests of Party B), Party B shall be liable for compensation.
Party B shall in charge of the fire protection and security works for the House. Party B should get the consent of the property management company if it intends to add any energy consuming equipment within the House.
Party B should keep the House and equipment thereof (including electricity card, keys, etc.) orderly and in good condition. Upon the expiry of this contract, Party B should return such equipment in good condition to Party A.
Party A entrusts the property management company of the House to provide property management service and necessary repair service to Party B. Party B should observe the policies of the property management company.
Before moving into the House, Party A shall enter into the property maintenance and repair agreement with the property management company and pay property management fee on time.
With proper notice, the staff of the property management company can enter into the House for the purpose of performing their management functions with respect to sanitation, security, fire protection, rescue, etc.,. In case of emergency, the staff of the property company, be accompanied by the security guards of the House, can enter into the House without advance notice to conduct necessary examination and take appropriate measures, provided that Party B shall be notified immediately afterwards. Party B’s decoration plan should be acceptable to Party A and be examined and approved by the property management company. The decoration shall be conducted under the supervision of the property management company.
Article 8. Liabilities for Breach of Contract
If any party fails to perform the provisions of this contract, the other party shall notify such party in writing to fulfill its contract obligations. If the breaching party still fails to perform its obligations, the observing party shall be entitled to terminate this contract and require the breaching party to compensate it for the losses it has suffered for the termination. The specific rule is that 1) if Party A breaches any provision or appendix of this contract, it should compensate Party B for any losses Party B has suffered; 2) if Party B breaches this contract, Party A is entitled to terminate this contract and withhold the deposit and rental paid by Party B in advance.
If Party B subleases the House to a third party without getting the consent of Party A, Party B should pay Party A a liquidation damage in an amount equal to one month’s rental. In the event that the House is damaged during the sublease term, Party B shall be liable for compensation.
Article 9. Exemption
Party A shall be exempted from liabilities for Party B’s losses caused by the occurrence of force majeure event.
Article 10. Dispute Resolution
This contract shall be construed and interpreted pursuant to the law of People’s Republic of China. Any dispute arising from and in connection with the performance of this contract should be resolved through negotiation. Should such negotiation fails, any party could submit the dispute to the people’s court at the place where the House is located for litigation.
Article 11. Effectiveness
This contract shall take effective after it has been signed by or affixed with the chops of the parties. There are two original copies of this contract, which have same effect. Each party shall hold one original copy.

Party A (chop):	Party B (chop):

Date: May 16, 2008	Date: May 16, 2008